

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2023

Michael Riccio
Chief Financial Officer
Applied UV, Inc.
150 N. Macquesten Parkway
Mount Vernon, NY 10550

> **Re: Applied UV, Inc.**
> **Information Statement on Form PRE 14C**
> **Filed August 28, 2023**
> **File No. 001-39480**

Dear Michael Riccio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form PRE 14C filed August 28, 2023

General

1. It appears that the actions taken by written consent on August 22, 2023 are related to your mergers with PURO Lighting, LLC and LED Supply Co., LLC. Therefore, please revise your information statement to provide the information required by Items 11, 13, and 14 of Schedule 14A for both transactions. Alternatively, please provide a detailed legal analysis explaining why you believe you are not required to provide some or all of this information. Please refer to Note A of Schedule 14A.

2. Since this filing relates to contemplated mergers, please disclose the considerations taken into account for filing under Form PREM14C.

3. Noting that the PURO Lighting, LLC and LED Supply Co., LLC mergers appear to have occurred on January 27, 2023, please explain why the mergers were not ratified until August 22, 2023. Please tell us what consideration you gave to providing risk factor

disclosure regarding the mergers not having shareholder approval since the closing of the transactions. If you believe risk factor disclosure is not necessary, please explain.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey P. Wofford